METAVANTE CORPORATION
               4900 West Brown Deer Road
           Milwaukee, Wisconsin  53223-2459


                   November 1, 2000


VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  Metavante Corporation (the "Company")
          Registration Statement on Form S-1 (Reg. No. 333-41312)

Ladies and Gentlemen:

     In accordance with Rules 477 and 478 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Metavante Corporation, hereby requests the withdrawal of the above-referenced
Registration Statement.

     Metavante has determined to withdraw the Registration Statement because of a combination of adverse market conditions and the near term slow down in the financial account processing markets in which Metavante competes.

     On behalf of Metavante, the undersigned also requests the withdrawal of the Form 8-A Registration
Statement filed under the Securities Exchange Act of 1934, as amended, by Metavante on July 18, 2000
(Reg. No. 0-31055).

                              Very truly yours,

                              METAVANTE CORPORATION

                              /s/ Joseph L. Delgadillo

                              Joseph L. Delgadillo
                              President and Chief Executive Officer